EATON & VAN WINKLE LLP
3 Park Avenue
New York, New York 10016

Vincent J. McGill            Direct Dial: (212) 561-3604
Partner                         Email: VMcGill@EVW.com

January 23, 2008

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3561
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Pinpoint Recovery Solutions Corp.
Commission’s Comment Letter, dated November 19, 2007,
to Registration Statement on Form SB-2 (File No. 333-146970)
Filed on October 26, 2007

Dear Ms. Jacobs:

On behalf of Pinpoint Recovery Solutions Corp. (the “Company”), we are writing in response to the above referenced Comment Letter from the Commission’s Division of Corporation Finance (Barbara C. Jacobs, Assistant Director) to the Company concerning the Registration Statement on Form SB-2 filed on October 26, 2007 (the “Initial SB-2”). The Company is filing herewith an amended Registration Statement on Form SB-2/A (the “Amended SB-2”) which addresses all of the Staff’s comments in the Comment Letter. For ease of reference, each of the comments of the staff is set forth below, followed by the related response. The sections of the prospectus and page numbers referred to in the below responses, unless otherwise noted, refer to such sections and page numbers in the Amended SB-2.

Registration Statement on Form SB-2 Prospectus

1.
On the cover page of the prospectus, where you state “we are registering 2,666,640 shares of Common Stock (of which 977,444 are shares issuable upon exercise of warrants) held by 48 selling security holders”, please revise your discussion of the shares being registered for your selling shareholders to indicate the price at which the shares will be sold (or a range). See Item 501(a)(8) and (9) of Regulation S-B. The staff would not object to language stating: “The selling shareholders will sell at a price of [$x.xx (or a range)] per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.” In this regard, however, we note that the primary offering is priced at $3.00 per share. Please advise how you intend to price the secondary offering vis-a-vis the primary offering.

In the enclosed Amended SB-2 being filed simultaneously herewith, the Company has included appropriate language regarding the price at which selling shareholders will sell their shares. As set forth in the Amended SB-2, such price is $3.00 per share, the same price at which the shares offered in the direct offering shall be offered.

Also, please note that the Amended SB-2 now includes a total of 4,088,002 shares being registered, of which 2,421,335 shares are being registered on behalf of the selling security holders (including 739,749 warrants shares being registered on behalf of such security holders), as the result of the decision to not register under this registration statement warrant shares beneficially owned by officers and directors.

2.
Please help us understand your plan of distribution with regards to the shares being offered in your primary offering and the shares being offered in your secondary offering. Is it your intention to offer the primary and secondary shares simultaneously or to first conduct the primary offering followed by the secondary offering?

In the enclosed Amended SB-2 being filed simultaneously herewith, the Company has revised the language on the prospectus cover and on pages 1 and 10 of the prospectus to clarify that the Company is offering the direct shares and the selling shareholders are offering the secondary shares simultaneously.

Selling Security Holders, page 14

3.
For your selling security holders that are entities, please identify in the registration statement the natural person or persons who have voting or investment control over the company’s securities that the entity owns. Further, with respect to the selling shareholders, we note the statement on page 19 that there are no broker-dealers or affiliates of broker-dealers. Please reconcile this disclosure with the statement on page on page 16 that T.R. Winston & Company LLC, a selling shareholder, served as the placement agent in connection with your private placement.

In the enclosed Amended SB-2 being filed simultaneously herewith, the Company has identified on pages 15 and 16 the natural persons who have voting or investment control over the company’s securities that the entity owns.

With respect to T.R. Winston & Company LLC, in the enclosed Amended SB-2 being filed simultaneously herewith, the Company has revised the language on page 18 to clarify that, while T.R. Winston & Company LLC served as placement agent to the Company in connection with its earlier private placement, that relationship was limited to, and terminated upon the closing of, the private placement; and that T.R. Winston & Company LLC is not conducting any broker-dealer activities on behalf of the Company in connection with the Company’s direct offering to which the Amended SB-2 relates.

4.
Since this is a direct public offering, please identify the persons who will be selling your securities and the exemption(s) from the broker-dealer registration requirements being relied upon (for example, Exchange Act Rule 3a4-1).

In the enclosed Amended SB-2 being filed simultaneously herewith, the Company has disclosed on page 17 that the securities being sold in its direct offering will be sold by officers, directors and/or employees of the Company that meet the requirements of Exchange Act Rule 3a4-1. The Company notes that Mr. Scott is associated with a broker and will engage only in such limited activities as are permitted by the rule.

5.
We note that you make reference to an escrow agent and escrow agreement, butdo not identify the escrow agent and did not file the escrow agreement as an exhibit to your registration statement. Please amend your registration statement to identify the escrow agent, discuss the material terms of the escrow agreement and include the executed escrow agreement as an exhibit. Please also be advised that we will not permit your registration statement to go effective unless and until the escrow agreement is executed and escrow funds have been deposited with the escrow agent.

Since the filing of the Initial SB-2, the Company has retained its escrow agent, American Stock Transfer & Trust Co., and has entered into an escrow agreement which it has described in material part on page 17 of the Amended SB-2 and included as Exhibit 10.7 thereto.

With respect to the deposit of escrow funds prior to effectiveness, the Company has retained the escrow agent to facilitate the sale to the public of its direct shares. Accordingly, funds to be deposited into escrow will be deposited, not by the Company, but by prospective investors in connection with their subscriptions to purchase the common stock being offered in the Company’s direct offering, to be held by the escrow agent until such time as the Minimum Amount (as defined in the Amended SB-2) of shares is subscribed for (with funds therefor having been deposited into escrow). It is the Company’s understanding that the direct offering to the public may not occur unless the Amended SB-2 is declared effective; accordingly, the Company respectfully requests confirmation that the Amended SB-2 may be declared effective prior to funding of the escrow account in order that it may effect the direct offering, and is thus respectfully submitting herewith its request for acceleration of effectiveness as contemplated on page five of your letter to the Company, dated November 19, 2007, to which this letter responds.

Security Ownership of Certain Beneficial Owners and Management, page 23

6.	Please amend your registration statement to disclose the percentages of the class of common stock owned by your beneficial owners and management as required by Item 403 of Regulation S-B.

In the enclosed Amended SB-2 being filed simultaneously herewith, the Company has disclosed on page 24 the percentages of the class of common stock owned by beneficial owners and management.

Description of Business, page 25

7.
Please amend your registration statement to discuss whether your business is dependent upon one or a few major customers. See Item 101(b)(6) of Regulation S-B. If so, and you have agreements with a business or businesses, please consider whether these agreements are “material contracts”, which should be filed as exhibits to your registration statement See Item 601(b)(10) of Regulation S-B.

In the enclosed Amended SB-2 being filed simultaneously herewith, the Company has clarified on page 28 that it its business is not dependent on one or a few major customers.

8.	Please consider disclosing your website address. See Item 101(c)(3) of Regulation S-B.

The Company is appreciative of the suggestive policy embodied by Item 101(c)(3) with regard to disclosure of website addresses. For the present, the Company has respectfully determined that it is appropriate to await making such disclosure until a future filing.

Management’s Discussion and Analysis or Plan-of Operation, page 28

9.
Please amend your registration statement to include the information required by Item 303 of Regulation S-B. We believe that Items 303(b) and (c) of Regulation S-B are applicable to you rather than Item 303(a). Please advise the staff as to why you disagree with our conclusion or revise your registration statement.

In the enclosed Amended SB-2 being filed simultaneously herewith, the Company has included beginning on page 30 the information required by Items 303(b) and 303(c).

Certain Relationships and Related Transactions, page 28

10.
Please amend your registration statement to include the information required by Item 404 of Regulation S-B. Further, we direct your attention to Rel. No. 33-8732A and 33-8765 pertaining to, inter alia, related person transactions. It appears from your financial statements that you have a related party liability in the form of a promissory note in the amount of $1,881,550, yet this is not discussed in your certain relationships and related transactions section. Please note that the rules relating to certain relationships and related transactions have been superseded as set forth in the above-referenced releases. Revise your disclosure to include discussion of transactions with related parties (e.g., affiliates) as required by Item 404 of Regulation S-B including, but not limited to, amending your registration statement to disclose the material terms of the promissory note and any affiliates that are a party to said note.

In the enclosed Amended SB-2 being filed simultaneously herewith, the Company has included on page 35 a discussion of the relationship between Kevin Cappock (the Company’s President and Chief Executive Officer) and Robert Neuman (the Company’s Executive Vice President and Chief Operating Officer), together the owners of Neucap, Inc. (formerly called “S.A.L.T. Payroll Consultants, Inc.”) (the payee of the promissory note referred to above). The Company has included a discussion of the material terms of such note, and has retained a copy of such note as Exhibit 10.5 to the Amended SB-2 (Exhibit 10.4 in the Initial SB-2) as well as having included a recent amendment to such note as Exhibit 10.6 to the Amended SB-2.

Executive Compensation, page 30

11.
Please amend your registration statement to include the information required by Item 402 of Regulation S-B. We direct your attention to Rel. No. 33-8732A and 33-8765 pertaining to, inter alia, executive compensation. It appears that you prepared your executive compensation disclosure in accordance with the rules that were superseded by Rel. No. 33-8732A and 33-8765. For example, we note that your summary compensation table does not include a column for total compensation.

In the enclosed Amended SB-2 being filed simultaneously herewith, the Company has included on page 37 the information required by Item 402.

Financial Statements, page F-1

12.	Please update your financial statements so as to be in compliance with Item 310(g) of Regulation S-B.

In the enclosed Amended SB-2 being filed simultaneously herewith, the Company has included updated financial statements to be in compliance with Item

310(g) of Regulation S-B.

Recent Sales of Unregistered Securities, page 1T-1

13.
You state “This summary of the terms of the agreement between Pinpoint and T.R. Winston & Company LLC is qualified in its entirety by reference to such agreement, a copy of which is included as Exhibit 1.1 to this registration statement.”, however there is no agreement with T.R. Winston & Company filed as an exhibit, nor is there an exhibit 1.1 to your registration statement. Please advise.

Because the information described on page II-1 of the registration statement regarding T.R. Winston & Company was intended to be limited to a disclosure of consideration paid to it as our placement agent in our consummated private offering, and not the material terms of the entire agreement, the reference to the agreement summary and to the copy of the agreement as an exhibit have been deleted, and no exhibit is attached.

Very truly yours,

                                                                                                     /s/ Vincent J. McGill

                                                                                 60;                                                                                               Vincent J. McGill